Exhibit 99.1(a)

APPENDIX TO PROXY STATEMENT

Opinion of The Benchmark Company, LLC

February 25, 2016

STRICTLY CONFIDENTIAL

Board of Directors
RR Media Ltd.
RRsat Building
Hanegev Street POB 1056
Airport City 7019900
Israel

Dear Board of Directors:

We understand that SES Astra Services Europe SA (the “Acquiror”), Newbusinessco Ltd., a wholly-owned subsidiary of the Acquiror (the “Sub”), RR Media Ltd. (the “Company”), and, solely for purposes of Section 8.15 of the Agreement (as defined below), SES S.A. (the “Guarantor”) propose to enter into the Agreement pursuant to which, among other things, the Sub will be merged with and into the Company (the “Transaction”) and that, in connection with the Transaction, (a) each ordinary share, par value one Israeli Agora per share, of the Company (“Company Ordinary Shares”) will be converted into the right to receive $13.291 in cash (the “Consideration”), and (b) the Company will become a wholly owned subsidiary of the Acquiror. The board of directors of the Company (the “Board”) has requested that the Benchmark Company, LLC (“Benchmark”) provide a written opinion (the “Opinion”) to the Board as to whether the consideration to be received by the holders of Company Ordinary Shares in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

For our services in rendering this Opinion, the Company has agreed to pay a fee to Benchmark, which is not contingent upon either the conclusion expressed herein or the consummation of the Transaction.  The Company has also agreed to indemnify us against certain potential liabilities in connection with our services in rendering this Opinion and to reimburse us for certain of our expenses incurred in connection with our engagement with the Company.  We may seek to provide other financial advisory or investment banking services to the Company and/or its affiliates and other participants in the Transaction in the future for which we may receive compensation.

The Benchmark Company, LLC - Member FINRA, SIPC
150 East 58th Street, 17th Floor, New York, NY 10155 - Tel: 212-312-6700

This Opinion is addressed to, and is intended for the use, information and benefit of, the Board (solely in its capacity as such) and may not be used for any other purpose without our prior written consent.  This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.  We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice.  It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

In arriving at this Opinion, we reviewed and considered such financial and other matters as we deemed relevant, including, among other things:

▪	the draft dated February 19, 2016 of the Agreement and Plan of Merger by and among the Acquiror, the Sub, the Company and the Guarantor (the “Agreement”);

▪	certain publicly available business and financial information relating to the Company that we deemed to be relevant;

▪
certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including a financial model that included projected annual income statements for the years 2015-2019, interim condensed consolidated financial statements for the three months and twelve months ended December 31, 2015, and a presentation by the Company to the Board (titled “Results Presentation to the AC – Q3 2015”) that included information on the financial performance of the Company in the third quarter and first nine months of 2015;

▪
discussions with certain members of the management of the Company and certain of its advisors and representatives regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

▪
reviewed the current and historical market prices for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

▪
reviewed a certificate addressed to us from senior management of the Company which contains, among other things, representations regarding the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, us by or on behalf of the Company;

▪	the trading characteristics and financial performance of certain companies that we deemed relevant;

▪	the publicly available financial terms of certain transactions that we deemed to be relevant; and

▪	such other information, economic and market criteria and data, financial studies, analyses and investigations and such other factors as Benchmark deemed relevant.

A - 2

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information.  In addition, management of the Company has advised us, and we have assumed, that the financial projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.  Benchmark has further relied upon the assurance of the management of the Company that they are unaware of any facts that would make the information provided to Benchmark incomplete or misleading in any material respect.  In connection with its review and arriving at this Opinion, Benchmark did not assume any responsibility for the independent verification of any of the foregoing information and relied on the completeness and accuracy as represented by the Company.  In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.  In addition, Benchmark did not make any independent evaluation or appraisal of the assets or liabilities of the Company, nor was Benchmark furnished with any such independent evaluations or appraisals. This Opinion is necessarily based upon financial, economic, market and other conditions as they existed on, and should be evaluated as of, the date hereof.  Although subsequent developments might affect this Opinion, Benchmark does not have any obligation to update, revise or reaffirm this Opinion.

Benchmark has assumed that the Transaction will be consummated on terms substantially similar to those set forth in the most recent draft Agreement provided to us.

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction.  This Opinion is provided for the benefit of the Board (solely in its capacity as such) and is not for the benefit of, and may not be used for any other purpose and does not constitute a recommendation to the holders of Company Ordinary Shares as to how to vote or act with respect to the Transaction or otherwise.

In the ordinary course of our business, Benchmark may have actively traded the equity or debt securities of the Company and may continue to actively trade such equity or debt securities. In addition, certain individuals who are employees of, or are affiliated with, Benchmark may have in the past and may currently be stockholders of the Company.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Ordinary Shares in the Transaction pursuant to the Agreement is fair to such holders from a financial point of view.

Very truly yours,

THE BENCHMARK COMPANY, LLC

By:           /s/ John J. Borer III
Name:      John J. Borer III
Title:        Senior Managing Director & Head of Investment Banking

A - 3